SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending November 30, 2000

         Securitisation Advisory Services Pty Limited, as manager of the
                         Series 2000-2G Medallion Trust
        ----------------------------------------------------------------
                (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F  [__]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [___]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS


On September 14, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-2G Medallion Trust (the Trust), publicly issued US$1,060,200,000 of Class A-1 Mortgage Backed Floating Rate Notes due December 18, 2031 (the Notes) pursuant to a registration statement (No. 333- 44600 ) declared effective on August 30, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,590,300 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,058,609,700 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On December 18, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-2G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-2G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 20 December 2000                  By:
                                            ------------------------------------
                                            Name: Tim See
                                            Title: Authorised Officer

                                 EXHIBIT INDEX


Exhibit           Description
-------           --------------------------------------------------------------

  99.1 The Quarterly Servicing Report for the Distribution Date on December 18, 2000.

  99.2            Required Collateral Information

                                                                    Exhibit 99.1
                                                                   -------------

           THE QUARTERLY SERVICING REPORT FOR THE DISTRIBUTION DATE ON
                               DECEMBER 18, 2000


SERIES 2000-2G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details


REPORTING DATES
---------------

Closing Date                                                           14-Sep-00
Determination Date                                                     01-Dec-00
Notice Date                                                            15-Dec-00
Distribution Date                                                      18-Dec-00
Start Accrual Period                                                   14-Sep-00
End Accrual Period                                                     18-Dec-00
No. Of Days in Accrual Period                                                 95
Start Collection Period                                                14-Sep-00
End Collection Period                                                  30-Nov-00
No. Of Days in Collection Period                                              78
--------------------------------------------------------------------------------


SECURITIES ON ISSUE
-------------------                  No. of    InitialInvested  Initial Invested
                                  Certificates   Amount(US$)        Amount (A$)
                                  ------------  --------------  ----------------

   Class A-1 Notes                      10,602   1,060,200,000     1,884,800,000
   Class A-2 Notes                       4,000             n/a       400,000,000
   Class B Notes                           270             n/a        27,000,000
   Redraw Bond - series 1                    0             n/a               -
   Redraw Bond - series 2                    0             n/a               -

   US$/A$ exchange rate at issue        0.5625
--------------------------------------------------------------------------------



INTEREST RATE FOR ACCRUAL PERIOD
--------------------------------                  Bank      Interest   Interest
                                                Bill Rate    Margin      Rate
                                                ---------   --------   ---------
   Class A-1 Notes (payable to Currency
      Swap Provider)                             6.5125%    0.3724%     6.8849%
   Class A-2 Notes                               6.5125%    0.3700%     6.8825%
   Class B Notes                                 6.5125%    0.5700%     7.0825%
   Redraw Bond - series 1                        0.0000%    0.0000%     0.0000%
   Redraw Bond - series 2                        0.0000%    0.0000%     0.0000%

BBSW Interest & Unpaid Interest Rate
   for Accrual Period                            6.5125%
Facilities BBSW                                  6.5125%
--------------------------------------------------------------------------------



DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
-------------------------------------------            Per Cert.     Aggregate
                                                       ---------     ---------
Total Interest Amount:
   Class A-1 Notes                                      3,185.70   33,774,791.40
   Class A-2 Notes                                      1,791.33    7,165,320.00
   Class B Notes                                        1,843.39      497,715.30
   Redraw Bond - series 1                                      -             -
   Redraw Bond - series 2                                      -             -
Principal:
   Class A-1 Notes                                      9,335.55   98,975,560.00
   Class A-2 Notes                                      5,251.25   21,005,000.00
   Class B Notes                                          627.43      169,406.10
   Redraw Bond - series 1                                      -             -
   Redraw Bond - series 2                                      -             -
Total:
   Class A-1 Notes                                     12,521.25  132,750,351.40
   Class A-2 Notes                                      7,042.58   28,170,320.00
   Class B Notes                                        2,470.82      667,121.40
   Redraw Bond - series 1                                      -             -
   Redraw Bond - series 2                                      -             -
   Total                                               22,034.65  161,587,792.80
-------------------------------------------------------------------------------


POOL FACTORS
------------                                             Last         Current
                                                      Distribution  Distribution
                                                          Date          Date
                                                      ------------  ------------

   Class A-1 Notes                                     1.00000000    0.94748750
   Class A-2 Notes                                     1.00000000    0.94748750
   Class B Notes                                       1.00000000    0.99372570
   Redraw Bond - series 1                                     -             -
   Redraw Bond - series 2                                     -             -
--------------------------------------------------------------------------------


Quarterly Cashflow Working Sheet
                                                                         Per Certificate   Aggregate
                                                                               $               $
                                                                         ---------------  -------------
  Finance Charge Collections                                                               39,138,262.80
  Finance Charge Collections - Repurchases                                                      9,634.64
  Finance Charge Damages                                                                            -
  Income due to Seller                                                                    (14,578,554.34)
  Other Income                                                                              1,407,129.25
Preliminary Income Amount                                                                  25,976,472.35

Required Income Amount                                                                     41,558,158.70

Income Shortfall                                                                           15,581,686.35
Liquidity Facility Draw                                                                    15,581,686.35

Principal Chargeoff Unreimbursement                                                                 -
Principal Chargeoff                                                                                 -
Total Principal Chargeoff Reimbursement Due                                                         -

Payment Allocation Cascade

  Preliminary Income Amount                                                                25,976,472.35
  Liquidity Facility Draw                                                                  15,581,686.35
Available Income Amount                                                                    41,558,158.70


                                                              Due          Available          Paid
                                                         -------------   -------------    -------------
  Interest Amount Payable - Redraw Facility                       -      41,437,826.70              -
                          - Class A-1 Notes              33,774,791.44    1,437,826.70     33,774,791.40
                          - Class A-2 Notes               7,165,320.00    7,663,035.30      7,165,320.00
                              - Redraw Bonds - series 1           -         497,715.30              -
                              - Redraw Bonds - series 2           -         497,715.30              -
                              - Class B Notes               497,715.30      497,715.30        497,715.30
Total Principal Chargeoff Reimbursement                           -               -                 -
Excess Distribution                                                                                 -


Unpaid Facility Int Chg  - Liquidity                                                              -
                           - Redraw                                                               -
Unpaid Security Interest Amount  - Class A-1 Notes                                                -
                                 - Class A-2 Notes                                                -
                                 - Class B Notes                                                  0.00
                                 - Redraw Bonds - series 1                                        -
                                 - Redraw Bonds - series 2                                        -


Facilities Outstanding
----------------------
Liquidity Commitment Facility Limit                                                       58,000,000.00
Beginning Liquidity Commitment Facility                                                   58,000,000.00
Previous Liquidity Facility Draw                                                                    -
Repayment of Liquidity Facility                                                                     -
Liquidity Facility Draw                                                                   15,581,686.35
Ending Liquidity Commitment Facility                                                      42,418,313.65

Redraw Commitment Facility Limit                                                          50,000,000.00
Beginning Redraw Commitment Facility                                                      50,000,000.00
Previous Redraw Facility Draw                                                                       -
Previous Redraw Facility Draw - Chargeoffs                                                          -
Repayment of Redraw Facility                                                                        -
Repayment of Unreimbursed Chargeoffs                                                                -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                      -
Redraw Facility Available to Draw                                                         50,000,000.00
Redraw Facility Draw                                                                                -
Ending Redraw  Commitment Facility                                                        50,000,000.00


INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET
                                                                 Per Certificate              Aggregate
                                                                         $                        $
                                                                 ---------------              ---------
Interest Amount
---------------

CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                               3,185.70          33,774,791.40
Total Interest Amount                                                                     33,774,791.40

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                 33,774,791.40
Interest Amount Payable                                                 3,185.70          33,774,791.40
Unpaid Security Interest Amount                                                                     -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                               1,791.33           7,165,320.00
Total Interest Amount                                                                      7,165,320.00

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                  7,165,320.00
Interest Amount Payable                                                 1,791.33           7,165,320.00
Unpaid Security Interest Amount                                                                     -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                               1,843.39             497,715.30
Total Interest Amount                                                                        497,715.30

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                    497,715.30
Interest Amount Payable                                                 1,843.38             497,715.30
Unpaid Security Interest Amount                                                                     -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                                    -                      -
Total Interest Amount                                                                               -

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                           -
Interest Amount Payable                                                      -                      -
Unpaid Security Interest Amount                                                                     -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                                    -                      -
Total Interest Amount                                                                               -

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                           -
Interest Amount Payable                                                      -                      -
Unpaid Security Interest Amount                                                                     -



PRINCIPAL AMOUNT
Principal Collections                                                                             132,623,335.27
Principal Collections - Repurchases                                                                   816,823.87
  less Repayment Of Redraw Facility                                                                          -
  less Total Customer Redraw                                                                      (13,430,914.18)
  plus Redraw Facility Draw                                                                                  -
  plus Redraw Bonds Issue this month                                                                         -
  Aggregate Principal Damages from Seller & Servicer                                                         -
  Principal Chargeoff Reimbursement  - Class B Notes                                                         -
                                     - Class A-1 Notes                                                       -
                                     - Class A-2 Notes                                                       -
                                           - Redraw Bonds - Series 1                                         -
                                           - Redraw Bonds - Series 2                                         -
                                           - Redraw Facility                                                 -

  Principal rounding b/f                                                                              140,723.14

  Scheduled Principal Amount                                             14,504,113.96
  Scheduled Principal Amount less redraws                                14,504,113.96
  Unscheduled Principal Amount - Partial Prepayment                      85,988,652.06
  Unscheduled Principal Amount - Full Prepayment                         32,947,393.12
  Unscheduled Principal Amount - less redraws + C/O Reim                105,505,131.00


Total Available Principal Amount for Redraw Bonds                                                 120,149,968.10

Principal Distribution - Redraw Bonds - Series 1                                   -                         -
Principal Distribution - Redraw Bonds - Series 2                                   -                         -

Principal rounding b/f                                                                                140,723.14
Total Unscheduled Principal Amount                                                                105,505,131.00
Total Scheduled Principal Amount                                                                   14,504,113.96
Total Available Principal Amount for Notes                                                        120,149,968.10

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                              100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                           9,335.55             98,975,560.00
        Class A-2 Principal Payment                                           5,251.25             21,005,000.00
Class B Principal Payment                                                       627.43                169,406.10

Principal rounding c/f                                                                                      2.00


PRINCIPAL LOSSES
Principal Losses                                                                                             -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                     -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                               -
Net Principal Losses                                                                                         -
Principal Chargeoff  - Class B Notes                                                                         -
                            - Class A-1 Notes                                                                -
                            - Class A-2 Notes                                                                -
                                     - Redraw Bonds Series 1                                                 -
                                     - Redraw Bonds Series 2                                                 -
                                     - Redraw Facility                                                       -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


Investors Balance Outstanding Worksheet
---------------------------------------
                                                                     Aggregate              Aggregate
                                                                        US$                    A$
                                                                  ----------------      ----------------
CLASS A-1 NOTES
Initial Invested Amount                                           1,060,200,000.00      1,884,800,000.00
  previous Principal Distribution                                              -                     -
  Principal Distribution for current period                          55,673,752.50         98,975,560.00
Total Principal Distribution to date                                 55,673,752.50         98,975,560.00
Beginning Invested Amount                                         1,060,200,000.00      1,884,800,000.00
Ending Invested Amount                                            1,004,526,247.50      1,785,824,440.00
Unreimbursed Principal Chargeoffs                                              -                     -
Beginning Stated Amount                                           1,060,200,000.00      1,884,800,000.00
Ending Stated Amount                                              1,004,526,247.50      1,785,824,440.00

CLASS A-2 NOTES
Initial Invested Amount                                                                   400,000,000.00
  previous Principal Distribution                                                                    -
  Principal Distribution for current period                                                21,005,000.00
Total Principal Distribution to date                                                       21,005,000.00
Beginning Invested Amount                                                                 400,000,000.00
Ending Invested Amount                                                                    378,995,000.00
Unreimbursed Principal Chargeoffs                                                                    -
Beginning Stated Amount                                                                   400,000,000.00
Ending Stated Amount                                                                      378,995,000.00

CLASS B NOTES
Initial Invested Amount                                                                    27,000,000.00
  previous Principal Distribution                                                                    -
  Principal Distribution for current period                                                  169,406.10
Total Principal Distribution to date                                                         169,406.10
Beginning Invested Amount                                                                 27,000,000.00
Ending Invested Amount                                                                    26,830,593.90
Unreimbursed Principal Chargeoffs                                                                   -
Beginning Stated Amount                                                                   27,000,000.00
Ending Stated Amount                                                                      26,830,593.90

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                     -
Initial Invested Amount                                                                              -
  Principal Distribution (after last Distribution Date)                                              -
  Principal Distribution for current period                                                          -
Total Principal Distribution to date                                                                 -
Beginning Invested Amount                                                                            -
Ending Invested Amount                                                                               -
Unreimbursed Principal Chargeoffs                                                                    -
Beginning Stated Amount                                                                              -
Ending Stated Amount                                                                                 -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                     -
Initial Invested Amount                                                                              -
  Principal Distribution (after last Distribution Date)                                              -
  Principal Distribution for current period                                                          -
Total Principal Distribution to date                                                                 -
Beginning Invested Amount                                                                            -
Ending Invested Amount                                                                               -
Unreimbursed Principal Chargeoffs                                                                    -
Beginning Stated Amount                                                                              -
Ending Stated Amount                                                                                 -

AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                                                        -
Current Outstanding Loan Balance                                                          2,311,659,276.86
Average Monthly Percentage                                                                             -
Monthly Percentage - Current Period                                                                    -
Monthly Percentage Month 2                                                                               0
Monthly Percentage Month 3                                                                             -
Monthly Percentage Month 4                                                                             -
Monthly Percentage Month 5                                                                             -
Monthly Percentage Month 6                                                                             -
Monthly Percentage Month 7                                                                             -
Monthly Percentage Month 8                                                                             -
Monthly Percentage Month 9                                                                             -
Monthly Percentage Month 10                                                                            -
Monthly Percentage Month 11                                                                            -
Monthly Percentage Month 12                                                                            -

STEPDOWN CONDITIONS
Years since initial Determination Date                                                                0.33
Required Subordinated Percentage                                                                       -
Available Subordinated Percentage                                                                     0.01
Aggregate Unreimbursed Principal Chargeoffs                                                            -
Required Class B Stated Amount Outstanding                                                    5,712,000.00
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                 8,100,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                 2,700,000.00
5 <= Year < 6, Unreim C/O Maximum                                                             8,100,000.00
6 <= Year < 7, Unreim C/O Maximum                                                             9,450,000.00
7 <= Year < 8, Unreim C/O Maximum                                                            10,800,000.00
8 <= Year < 9, Unreim C/O Maximum                                                            12,150,000.00
9 <= Year, Unreim C/O Maximum                                                                13,500,000.00
Stepdown Condition less than 5 years                                                         TRUE
Stepdown Condtion greater than & equal to 5 years                                            FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                               TRUE
Year - Stepdown Condition Test
5                                                                                            TRUE
6                                                                                            TRUE
7                                                                                            TRUE
8                                                                                            TRUE
9                                                                                            TRUE
Year - Stepdown Class A Criteria                           FALSE        TRUE           Class A Percentage
0                                                               1          0.5                        0.50
1                                                               1          0.5                        0.50
2                                                               1          0.5                        0.50
3                                                               1            0                         -
4                                                               1            0                         -
5                                                               1          0.7                        1.00
6                                                               1          0.6                        1.00
7                                                               1          0.4                        1.00
8                                                               1          0.2                        1.00
9                                                               1            0                        1.00
10                                                              0            0                         -

STEPUP CONDITIONS

Step-up Date                                                                             December 18, 2007
Stepup margin - Class A-1 Notes                                                                   0.57240%
              - Class A-2 Notes                                                                    0.7000%

                                                                    EXHIBIT 99.2

                    Form 6-K Required Collateral information

                         Series 2000-2G Medallion Trust


          Series 2000-2G Medallion Trust Data as at opening of business on the preceding determination date of December 1, 2000




--------------------------------------------------------------------------------
Outstanding Mortgage Balance (AUD)
                                                    Amount            WAC
                                            --------------          ------

   - Variable Rate Housing Loans            $1,689,421,611          7.45%
   - Fixed 1 Year                              $52,616,430          6.93%
   - Fixed 2 Year                             $247,783,765          7.06%
   - Fixed 3 Year                              $90,263,960          7.17%
   - Fixed 4 Year                             $105,065,466          7.45%
   - Fixed 5 Year                               $9,804,901          7.86%

   Total Pool                               $2,194,956,133          7.39%
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                           AUD amount
Delinquency Information      No of Loans    %of Pool         of Loans  % of Pool
-----------------------      -----------    --------    -------------  ---------

           31-60 days                 46       0.23%    $5,649,608.73    0.26%
           61-90 days                  6       0.03%      $498,990.42    0.02%
           90+ days                    1       0.00%       $98,109.67    0.00%

Mortgagee In Possession                0       0.00%            $0.00    0.00%
--------------------------------------------------------------------------------